OMV

News Release

May 5, 2004
5.45 pm (CET) — 4.45 pm (UK time)

www.omv.com

OMV Erdgas and Gazexport expand and extend their gas supply contracts

- **Natural gas contracts upgraded and extended until 2012**
- **Contracts modernized in line with market liberalization**
- **Greater security of supply to meet growing demand**

Wolfgang Ruttenstorfer, OMV CEO and head of the Company's Gas business, and Alexander Medvedev, CEO of Gazexport, have signed an agreement to expand and modernize their mutual gas supply contracts. Gazexport, the largest exporter of natural gas in the world, is a wholly-owned subsidiary of the Russian gas group Gazprom.

Following the 2003 celebration of 35 years of gas deliveries between OMV and Gazexport, the agreement is another key milestone set by the two companies. The new agreement will enable a gradual expansion from the current annual volume of 5.5 bcm to 6.5 bcm of natural gas and the extension for all contracts to 2012. The contracts with Gazexport constitute the backbone of Austria's gas supply and during their 35-year term have been continually developed in line with market demands and customer requirements.

Wolfgang Ruttenstorfer, CEO of OMV, commented: "The expansion and extension of the contracts continue the strong cooperation between OMV Erdgas and Gazexport. We have also adapted pricing to the liberalization of the gas market and its increasing competitiveness. We have switched from using the customary indices in Wiesbaden, Germany, to the basis of oil product prices on the Rotterdam market. At the same time, the contracts have been modernized and adjusted in accordance with the framework conditions of the liberalized gas market. The elimination of the destination clauses indicates our good mutual understanding. Therefore we are no longer restricted to use the natural gas in Austria exclusively."

Notes to editors:

As a 100% subsidiary of the world's largest natural gas producer **OAO Gazprom**, Moscow, Gazexport Ltd. is responsible for gas exports.

In 1968 **OMV Aktiengesellschaft** was the first Western company to sign a long-term contract for gas deliveries from the then USSR. Today the most important business partner of OAO Gazprom in Austria is OMV Erdgas GmbH, a subsidiary of OMV Aktiengesellschaft. The Company transports and stores natural gas.

On December 18, 2002, the gas trading activities of OMV Erdgas were transferred to **EconGas GmbH**. The core business of EconGas is the direct marketing of natural gas to consumers with an annual consumption of more than 500,000 cbm in Austria and Europe, as well as gas trading on international markets. Its owners are BEGAS (2.6%), EVN (15.7%), Linz AG (0.45%), OMV Erdgas (50%), OÖ Ferngas (15.55%) and WIEN ENERGIE Gasnetz (15.7%).

Through the founding of **GWH Gas- und Warenhandelsges.m.b.H.** (a joint venture of Gazexport and OMV) in 1991, the relationship of OMV with Gazprom was further strengthened.

Nowadays the supply of natural gas from Russia to Austria takes place via long-term contracts with an annual delivery volume of 5.5 bcm of natural gas, which covers two-thirds of the Austrian natural gas demand. From the beginning of the contracts until December 31, 2003, cumulative gas exports from Russia to Austria amounted to more than 130 bcm.

Austria plays an important role in the transit of Russian natural gas to Italy, France, Germany, Hungary, Slovenia and Croatia. The total volume transported up to

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For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 1 404 40-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villal6n, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (207) 367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–March 2004** on May 12, 2004